ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

15 October 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
14 October 2003 - ASX Announcement & Media Release (Gulf – Terry Ewing #2)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

14 October 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

GAS PAY CONFIRMED BY LOGGING OF TERRY EWING 2 WELL

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

The Terry Ewing No 2 well has been successfully logged using wireline Schlumberger Express. By preliminary log analysis, the Upper (9,900 feet) and Lower (9,926 feet) Yellow Sands exhibit gas pay at least as good as in the offset Terry Ewing No 1 well with the Upper Yellow Sand better developed thereby meeting the drilling objective. The Orange Sand (9,800 feet) is well developed but may be wet based on resistivity readings.

The well was drilled to a total depth of 10,030 feet and ran structurally in accordance with pre-drill prognosis. The well is being operated by Hilcorp Energy Company, of Houston, Texas, using Guichard Drilling Company (Lafayette) Land Rig 5.

FAR is waiting on a formal recommendation from Hilcorp Energy Company to complete the well for production; however as 5 and ½ inch production casing has been ordered to site it is considered the well will be completed for gas production. The location hosts production facilities connected to the Louisiana State Gas pipeline.

FAR was a participant in the initial discovery well, the Terry Ewing No. 1, drilled during the third quarter of 2000, and which discovered 46 feet of Hosston sand porosity with bottom hole pressure ranging from 3100 to 3300 psi. Logs and reservoir tests of the No.1 well indicate these sands to be very permeable.

During the completion phase of the Terry Ewing No. 1 well, the Hosston sands were damaged beyond repair such that a replacement well is needed to recover the estimated 8 billion cubic feet of gas remaining. The previous operator conducted a study of six field wells in the Yellow and Orange Hosston Sands to determine how those wells performed based on similar pressure data measured in the Terry Ewing well. The average per well flow rate determined by the study was 3.1 million cubic feet per day suggesting better rates are possible in the No. 2 well.

FAR has a 9.375 percent interest in the Terry Ewing No 1 and No 2 wells and associated production equipment.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

7 October 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
7 October 2003 - ASX Announcement & Media Release (Gulf Coast Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

7 October 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

TERRY EWING WELL - GULF COAST OF USA

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

The Terry Ewing well has been successfully sidetracked from the kick off point at 9,300 feet and is currently tripping out of the hole for a drill bit change at a depth of 9,666 feet prior to drilling ahead to planned total depth of 10,000 feet.

The well is being operated by Hilcorp Energy Company, of Houston, Texas, using Guichard Drilling Company (Lafayette) Land Rig 5.

The primary Hosston producing horizon within the Clear Branch field is expected between 9,800 to 9,950 feet based on three sands in a 150 foot Hosston interval in the offset No 1 well.

FAR has a 9.375 percent interest in the Terry Ewing No 1 and No 2 wells and associated production equipment.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au